Exhibit 4.1

AMENDMENT AND TERMINATION OF

RIGHTS AGREEMENT

THIS AMENDMENT AND TERMINATION OF RIGHTS AGREEMENT (this “Amendment and Termination”) is dated as of November 30, 2011, between IRIS International, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of September 24, 2010 (the “Rights Agreement”);

WHEREAS, the Board of Directors has determined to terminate the Rights Agreement and, in furtherance thereof, the Company desires to enter into this Amendment and Termination pursuant to which the Rights Agreement will be amended to provide that (i) the Rights will expire at the Close of Business (as defined in the Rights Agreement) on November 30, 2011, and (ii) the Rights Agreement will be terminated upon the expiration of the Rights; and

WHEREAS, Section 28 of the Rights Agreement provides, among other things, that the Company may supplement or amend the Rights Agreement without the approval of any holders of certificates of shares of Common Stock, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent, and that, upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of Section 28 of the Rights Agreement, the Rights Agent shall execute such supplement or amendment;

NOW, THEREFORE, on the basis of the foregoing premises, pursuant to Section 28 of the Rights Agreement, the Company and the Rights Agent hereby agree as follows:

1. Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Subject to Section 7(f), each Right shall entitle the registered holder thereof, upon exercise thereof as provided herein, to purchase for the Purchase Price at any time after the Distribution Date and prior to the earlier of (i) the Close of Business on November 30, 2011 (the “Final Expiration Date”), (ii) the Redemption Date and (iii) the time at which all exercisable Rights are exchanged pursuant to Section 16 hereof (the earliest of (i), (ii) and (iii) being herein referred to as the “Expiration Date”), one one-thousandth (1/1000th) of a share of Preferred Stock, subject to adjustment from time to time as provided in Section 11, 12 and 14 hereof.”

2. Upon the expiration of the Rights in accordance with the terms of the Rights Agreement, as amended hereby, the Rights Agreement shall be terminated and of no further force or effect whatsoever without any further action on the part of the Company or the Rights Agent.

3. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Rights Agreement.

4. This Amendment and Termination shall be governed by Sections 27-35 of the Rights Agreement as though such sections were set forth herein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment and Termination to be duly executed as of the day and year first above written.

“COMPANY”

IRIS INTERNATIONAL, INC.

By:	/s/ César García
Name:	César García
Title:	Chief Executive Officer

“RIGHTS AGENT”

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Leslie A. Deluca
Name:	Leslie A. Deluca
Title:	Vice President

3